[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 8, 2018

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Rider Holdco, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 26, 2018 File No. 333-222275

Dear Mr. Schwall:

On behalf of our clients Red Rider Holdco, Inc. (“Red Rider” or the “Company”), we submit this letter in response to the oral comments provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission to us on February 6, 2018 with respect to the above-referenced filing of Red Rider.

We note that, in connection with this letter, the Company is filing an amendment to the S-4 (“Amendment No. 2”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of each Staff comment, as conveyed to us by phone, is set forth below in bold, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All page references in the responses set forth below refer to pages of Amendment No. 2.

1.	We note the form of opinion of counsel filed on Exhibit 5.1 does not reference the amount of securities to be registered. Please revise the legality opinion to refer to the maximum number of shares to be registered on the Form S-4.

Response: The Staff is advised that we have amended the opinion of counsel filed as Exhibit 5.1 in response to the Staff’s comment.

2.	We note the tax opinion filed as Exhibit 8.1 is in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise counsel’s tax opinion and related tax disclosure on page 67 to comply with the requirements of Section III.B.2 and Section III.C.2 of Staff Legal Bulletin No. 19.

Response: The Staff is advised that we have amended the tax opinion and related tax disclosure on page 67 in response to the Staff’s comment.

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Should you have any questions regarding this matter, please do not hesitate to contact me at (212) 403-1343 or by email at mgordon@wlrk.com.

Sincerely,

/s/ Mark Gordon
Mark Gordon

cc:	Kenneth A. Wonstolen, Senior Vice President—General Counsel and Secretary, Bill Barrett Corporation

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